

Aimy Steadman · 2nd

Founder and "Chief Get Sh*t Done Officer" at BeatBox Beverages

Austin, Texas, United States · Contact info

500+ connections

BeatBox Beverages

The University of Texas at Austin - The Red McCombs School of Business

Experience

Founder and COO
BeatBox Beverages
Nov 2011 – Present · 10 yrs 3 mos
Austin, Texas Area

The Future/Proof team are the creators of BeatBox Beverages - the World's Tastiest Portable Party Punch™. Future/Proof, recently awarded one of Inc. Magazine's Top 5000 Fast-Growing Privately Owned Companies in America, is a disruptor in the beverage alcohol market that provides innovative solutions that drive incremental profit in high-growth categories, having also been named the fastest-selling and fastest-growing single serve wine product in the US via Nielsen.

Learn more at http://www.beatboxbeverages.com

Naturally Austin
3 yrs 1 mo

Board Member
Jan 2019 – Present · 3 yrs 1 mo

Board President
Jan 2020 – Dec 2021 · 2 yrs

Board Member
Naturally Network
Jan 2021 – Present · 1 yr 1 mo

Board Member
Entrepreneurs' Organization
May 2018 – Present · 3 yrs 9 mos
Austin, Texas

Advisory Board Member
Beam Founders
Jan 2021 – Present · 1 yr 1 mo

Show 5 more experiences

Education

The University of Texas at Austin - The Red McCombs School of Business
MBA, Entrepreneurship
2011 – 2013

The University of Texas at Austin
Bachelor of Science, Advertising
2005 – 2008
Activities and Societies: KVRX

Business Foundations Certificate
Bridging Disciplines Program Certificate in Social Entrepreneurship and Nonprofits